September 24, 2007

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File Number: 001-09828

Dear Ms. Robertson:

We provided a response to the comment letter dated July 5, 2007 in a letter dated July 31, 2007. Subsequently, we received your verbal comments, following up on our responses, on August 23, 2007, and we are currently preparing responses to all open comments. We expect to file a complete response by October 8, 2007.

If you have any questions regarding this letter or require additional information, please contact the undersigned.

Very truly yours,

/s/ John S. Daniels

John S. Daniels

General Counsel

GAINSCO, INC.

972.629.4411 (voice)

972.629.4401 (fax)

jdaniels@gainsco.com (e-mail)